MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Financial Statements and
Supplementary Schedules
December 31, 2022

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SEC FILE NUMBER
8-50727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MarketAxess Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher N. Gerosa	212-813-6343	cgerosa@marketaxess.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher N. Gerosa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MarketAxess Corporation, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RON EDWARD STEINFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02ST6363848
Qualified in New York County
My commission expires August 28, 2025

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Table of Contents
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2022, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplementary Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Supplementary Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Supplementary Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with

Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2023

We have served as the Company's auditor since 2000.

MarketAxess Corporation
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	176,517,045
Cash segregated under federal regulations		50,947,193
Investments, at fair value		78,448,049
Accounts receivable, including accounts receivable from affiliates of $876,970, net of allowance of $455,512		62,722,256
Receivables from broker-dealers, clearing organizations and customers, including receivables from affiliates of $41,950,811		349,953,768
Goodwill		87,875,622
Intangible assets, net of accumulated amortization		43,609,333
Furniture, equipment and capitalized software, net of accumulated depreciation and amortization		61,325,238
Prepaid expenses and other assets		18,268,740
Total assets		**929,667,244**

Liabilities and Shareholder's Equity

Liabilities

Accrued employee compensation		32,573,643
Payables to broker-dealers, clearing organizations and customers		223,446,255
Accounts payable and other liabilities, including payable to affiliates of $18,203,597		64,523,793
Deferred tax liabilities, net		4,086,839
Total liabilities		**324,630,530**

Commitments and Contingencies (Note 11)

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in-capital		236,595,375
Retained earnings		368,441,329
Total shareholder's equity		**605,036,714**
Total liabilities and shareholder's equity	$	**929,667,244**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Operations
Year Ended December 31, 2022

Revenues

Commissions	$	553,460,035
Information services		15,871,244
Investment gains/(losses)		(1,597,024)
Other, including $4,054,564 from affiliates		9,545,628
Total revenues		**577,279,883**

Expenses

Employee compensation and benefits	108,188,311
Service agreement fees to affiliates	60,911,704
Technology and communications	50,505,360
Depreciation and amortization	40,427,688
Marketing and advertising	7,206,912
General and administrative	11,289,267
Professional and consulting fees	17,420,303
Clearing costs	9,470,657
Occupancy	8,771,916
Total expenses	**314,192,118**

Income before provision for income taxes	**263,087,765**
Provision for income taxes	73,212,189
Net income	**$ 189,875,576**

The accompanying notes are an integral part of these financial statements.

4

MarketAxess Corporation
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2021	1,000	$ 10	$ 236,611,617	$ 384,549,511	$ 621,161,138
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(206,000,000)	(206,000,000)
Net income	—	—	—	189,875,576	189,875,576
Reclassification related to subsidiary liquidation	—	—	(16,242)	16,242	—
Balance, December 31, 2022	1,000	$ 10	$ 236,595,375	$ 368,441,329	$ 605,036,714

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	189,875,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		40,427,688
Stock-based compensation expense		13,382,449
Deferred taxes		(2,207,335)
Provision for doubtful accounts		416,730
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(9,957,188)
(Increase) in receivables from broker-dealers, clearing organizations and customers		(37,836,968)
(Increase) in prepaid expenses and other assets		(2,451,064)
(Increase) in trading investments		(49,507,379)
Decrease in mutual funds held in rabbi trust		829,433
Increase in accrued employee compensation		243,337
Increase in payables to broker-dealers, clearing organizations and customers		65,038,772
Increase in accounts payable and other liabilities		6,794,197
Net cash provided by operating activities		**215,048,248**
Cash flows from investing activities		
Purchases of equipment		(11,903,951)
Capitalization of software development costs		(30,146,765)
Net cash (used in) investing activities		**(42,050,716)**
Cash flows from financing activities		
Dividends paid to MarketAxess Holdings Inc.		(206,000,000)
Net cash (used in) financing activities		**(206,000,000)**
Net decrease in cash and cash equivalents		(33,002,468)
Cash and cash equivalents including restricted cash		
Beginning of year		321,971,273
End of year	$	**288,968,805**
Supplemental cash flow information		
Cash paid for income taxes	$	2,451,792
Cash paid for interest		60,621

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware in September 1997 and operates leading electronic trading platforms delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. Institutional investor and broker-dealer firms use the Company's patented trading technology, accessing global liquidity on its platforms in U.S. high-grade bonds, U.S. high-yield bonds, emerging market debt, Eurobonds, municipal bonds, U.S. government bonds and other fixed-income securities. Through its Open Trading® protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment for corporate bonds. The Company also offers a number of trading-related products and services, including: Composite+™ pricing and other market data products to assist clients with trading decisions; auto-execution and other execution services for clients requiring specialized workflow solutions; connectivity solutions that facilitate straight-through processing; and technology services to optimize trading environments. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded company listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company's former subsidiary, LiquidityEdge UK Ltd., was formally liquidated in 2022.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Investments are recorded in the Statement of Financial Condition on the trade date. Investments are carried at fair value, with realized and unrealized gains or losses included in investment gains/(losses) in the Statement of Operations.

Fair Value Financial Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. All other financial instruments are short-term in nature and the carrying amounts reported on the Statement of Financial Condition approximate fair value.

Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

Receivables from broker-dealers, clearing organizations and customers include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date (''securities failed-to-deliver'') and cash deposits held at clearing organizations and clearing brokers to facilitate the settlement and clearance of matched principal transactions. Payables to broker-dealers, clearing organizations and customers include amounts payable for securities not received by the Company from a seller by the settlement date (''securities failed-to-receive''). Securities failed-to-deliver and securities failed-to-receive for transactions executed on a matched principal basis where the Company serves as a counterparty to both the buyer and the seller are recorded on a settlement date basis. The Company presents its securities failed-to-deliver and securities failed-to-receive balances on a net-by-counterparty basis within receivables from and payables to broker-dealers, clearing organizations and customers. The difference between the Company's trade-date receivables and payables for unsettled matched principal transactions reflects commissions earned and is recorded within accounts receivable, net on a trade-date basis.

Allowance for Credit Losses

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Account balances are grouped for evaluation based on various risk characteristics, including billing type, legal entity, and geographic region. Additions to the allowance for credit losses are charged to bad debt expense, which is included in general and administrative expense in the Statement of Operations. Balances that are determined to be uncollectable are written off against the allowance for credit losses. The allowance for credit losses, the provision for credit losses and write-offs against the allowance for credit losses were immaterial for the year ended December 31, 2022.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, vendor software development costs billed to us that are part of the application development stage. These costs are recorded as a prepaid asset on the balance sheet and are amortized over the period of the hosting service contract, which range from one to five years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission Revenue – The Company charges its broker-dealer clients variable transaction fees for trades executed on its platforms and, under certain plans, distribution fees or monthly minimum fees to use the platforms for a particular product area. Variable transaction fees are recognized on a trade date basis, are generally calculated as a percentage of the notional dollar volume of bonds traded on the platforms and vary based on the type, size, yield and maturity of the bond traded, as well as individual client incentives. Bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Under the Company's disclosed trading transaction fee plans, variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For Open Trading trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns its commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. For the majority of the Company's U.S. government bonds matched principal trades, commissions are invoiced and recorded on a monthly basis. The following table presents commission revenue by fee type for the year ended December 31, 2022:

Commission revenue by fee type		
Variable transaction fees		
Disclosed trading	$	278,645,802
Open Trading - matched principal trading		134,650,972
U.S. government bonds - matched principal trading		16,977,674
Total variable transaction fees		430,274,448
Distribution fees and unused minimum fees		123,185,587
Total commissions	$	553,460,035

Information Services – Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2022:

Information services revenue by timing of recognition		
Services transferred over time	$	15,329,016
Services transferred at a point in time		542,228
Total information services revenues	$	15,871,244

Other Revenues– Other revenues primarily includes revenue from telecommunications line charges to broker-dealer clients, revenues received for services provided to affiliates and realized and unrealized gains or losses on trading securities.

Contract liabilities consist of deferred revenues that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2021	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2022
Total deferred revenue	$ 3,526,548	$ 10,256,742	$ (10,663,396)	$ 3,119,894

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts with original durations extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $30,309,431 as of December 31, 2022. The Company expects to recognize revenue associated with the remaining performance obligations over the next 55 months.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. Forfeitures are recognized as they occur.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. Tax benefits for uncertain tax positions are recognized when it is more likely than not that the positions will be sustained upon examination based on their technical merits. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Statement of Operations. All tax effects related to share-based payments are recorded in the provision for income taxes in the periods during which the awards are exercised or vest.

The Company files federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Goodwill and Intangible Assets

The Company operates as a single reporting unit. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including customer relationships, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefit the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platforms, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents include cash and money market instruments that are primarily maintained at three major global banks. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at these banks.

3. Net Capital and Customer Protection Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act'), the Company is required to maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. As of December 31, 2022, the Company had net capital of $317,871,428 which exceeded its required net capital of $3,723,291 by $314,148,137.

The Company is required to segregate funds in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the Exchange Act. As of December 31, 2022, the Company had a balance of $50,947,193 in its special reserve bank account.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

4. Fair Value Financial Instruments

The following table summarizes the valuation of the Company's assets measured at fair value as categorized based on the hierarchy described in Note 2:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Money market funds	$ 23,000,000	$ —	$ —	$ 23,000,000
Trading securities:				
U.S. Treasuries	—	74,409,180	—	74,409,180
Mutual funds held in rabbi trust	—	4,038,869	—	4,038,869
Total	$ 23,000,000	$ 78,448,049	$ —	$ 101,448,049

Money market funds are included in cash and cash equivalents on the Statement of Financial Condition. Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the Parent's deferred cash incentive plan (see Note 12). There were no financial assets or liabilities classified within Level 3 during the year ended December 31, 2022.

The table below presents the carrying value, fair value and fair value hierarchy category of the Company's financial assets and liabilities that are not measured at fair value on the Statement of Financial Condition. The carrying values of the Company's financial assets and liabilities not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximate fair value due to the short-term nature of the underlying assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
As of December 31, 2022						
Financial assets not measured at fair value:						
Cash and cash equivalents	$ 153,517,045	$ 153,517,045	$153,517,045	$ —	$ —	$153,517,045
Cash segregated under federal regulations	50,947,193	50,947,193	50,947,193	—	—	50,947,193
Accounts receivable, net	62,722,256	62,722,256	—	62,722,256	—	62,722,256
Receivables from broker-dealers, clearing organizations and customers	349,953,768	349,953,768	61,396,567	288,557,201	—	349,953,768
Total	$ 617,140,262	$ 617,140,262	$265,860,805	$351,279,457	$ —	$617,140,262
Financial liabilities not measured at fair value:						
Payables to broker-dealers, clearing organizations and customers	$ 223,446,255	$ 223,446,255	$ —	$223,446,255	$ —	$223,446,255

During the year ended December 31, 2022, there were no transfers between Level 1, Level 2 and Level 3 assets and liabilities.

The following is a summary of the Company's investments:

	Amortized cost		Gross unrealized gains		Gross unrealized losses		Fair value
As of December 31, 2022							
U.S. Treasuries	$	74,942,747	$	—	$	(533,567)	$	74,409,180
Mutual funds held in rabbi trust		5,102,327		—		(1,063,457)		4,038,869
Total investments	$	80,045,074	$	—	$	(1,597,024)	$	78,448,049

The following table summarizes the fair value of the Company's investments based upon the contractual maturities as of December 31, 2022:

Less than one year	$	28,657,033
Due in 1 - 5 years		49,791,016
Total	$	78,448,049

Purchases of investments during the year ended December 31, 2022 were $50,074,219. Unrealized losses during the year ended December 31, 2022 were $1,597,024.

5. Receivables from and Payables to Broker-dealers, Clearing Organizations and Customers

As of December 31, 2022, the Company's receivables from and payables to broker-dealers, clearing organizations and customers consisted of the following:

Receivables from broker-dealers, clearing organizations and customers:		
Securities failed-to-deliver - broker-dealers	$	107,394,148
Securities failed-to-deliver - customers		174,792,176
Deposits with clearing organizations and broker-dealers		61,396,567
Other		6,370,877
Total	$	349,953,768

Payables to broker-dealers, clearing organizations and customers:		
Securities failed-to-receive - broker-dealers	$	177,814,156
Securities failed-to-receive - customers		39,783,304
Other		5,848,795
Total	$	223,446,255

6. Goodwill and Intangible Assets

As of December 31, 2022, Goodwill was $87,875,622. As of December 31, 2022, intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	Cost		Accumulated amortization		Net Carrying amount
Customer relationships	$	58,690,000	$ (15,080,667)	$	43,609,333

Amortization expense associated with identifiable intangible assets was $6,544,834 for the year ended December 31, 2022. The Company's annual estimated total amortization expense is $7,561,000, $6,460,000, $5,406,333, $4,686,167 and $4,074,167 for the years ended December 31, 2023 through 2027, respectively.

7. Furniture, Equipment and Capitalized Software

Furniture, equipment and capitalized software development costs are comprised of the following:

Software development costs	$	182,043,841
Software licenses, computer and related equipment		14,429,571
Office hardware		23,417,103
Accumulated depreciation		(158,565,277)
Total furniture, equipment and capitalized software, net	$	61,325,238

For the year ended December 31, 2022, depreciation and amortization expense was $33,882,854. For the year ended December 31, 2022, software development costs totaling $30,146,765 were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

8. Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	54,865,442
State and local		20,554,082
Total current provision		75,419,524
Deferred:		
Federal		(1,769,664)
State and local		(437,671)
Total deferred provision		(2,207,335)
Provision for income taxes	$	73,212,189

The difference between the U.S. federal statutory tax rate of 21% and the Company's effective tax rate is as follows:

U.S. federal statutory tax rate	21.0%
State and local taxes, net of federal benefit	6.1%
Other, net	0.7%
Effective tax rate	27.8%

The following is a summary of the Company's deferred tax assets and liabilities:

Deferred tax assets		
Stock-based compensation		3,902,602
Other		2,088,528
Total deferred tax assets		5,991,130
Deferred tax liabilities		
Depreciation and amortization		(2,222,840)
Goodwill and intangibles		(3,983,647)
Capitalized Software Development Costs		(3,871,482)
Total deferred tax liabilities		(10,077,969)
Deferred tax liabilities, net	$	(4,086,839)

The Company or the Parent files U.S. federal, state, and local income tax returns. During the year ended December 31, 2022, the Company's provision for income taxes included $3.2 million of expense related to a settlement with New York State to resolve the 2010 to 2014 audits. The Parent is currently under a New York State income tax examination for tax years 2015 through 2017 and a New York City income tax examination for the tax years 2016 through 2018. At this time, the Parent cannot estimate when the examinations will conclude or the impact such examinations will have on the Company's Financial Statements, if any. Generally, other than the New York City and New York State audits, the Parent is no longer subject to tax examinations by tax authorities for years prior to 2019.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

A reconciliation of the Company's unrecognized tax benefits is as follows:

Balance at December 31, 2021	$	15,088,101
Increases based on tax positions related to prior periods		159,606
Decreases related to cash settlements with taxing authorities		(5,413,106)
Balance at December 31, 2022	$	9,834,601

As of December 31, 2022, the Company recorded $9,834,601 of unrecognized tax benefits which, if recognized, would affect the Company's effective tax rate. Due to the uncertainty related to the timing and potential outcome of the audits, the Company cannot reasonably estimate the amount of the unrecognized tax benefit that could be adjusted in the next 12 months. During the year ended December 31, 2022, the Company recognized $5,758,219 in penalties and interest. The Company had $7,930,900 accrued for the payment of interest and penalties at December 31, 2022.

9. Affiliate Transactions

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate fees for these services. The affiliate fees amounted to $3,389,522 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amounts due to and from this affiliate were $278,044 and $271,185, respectively. The net amount due to this affiliate was $6,859 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company allocates compensation costs for shared resources, which includes sales, legal and compliance, finance and accounting, marketing, IT and trade support and general management personnel to an affiliate based on an internal methodology. The allocated costs amounted to $665,042 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amounts due to and from this affiliate were $2,000 and $329,553, respectively. The net amount due from this affiliate was $327,553 and is included in accounts receivable on the Statement of Financial Condition.

The Company incurred allocated expenses from the Parent including occupancy, utilities, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $12,935,470 for the year ended December 31, 2022. In addition, the Parent makes tax payments on the Company's behalf. As of December 31, 2022, the amounts due to and from the Parent were $9,250,630 and $274,895, respectively. The net amount due to the Parent was $8,975,735 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company allocates total compensation costs for legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management personnel to an affiliate. The allocated costs are based on an internal methodology and amounted to $44,252 for the year ended December 31, 2022. As of December 31, 2022, the amount due from this affiliate was $2,053 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides technology services to users of the Company's trading platforms and charges the Company for such costs. The total costs charged to the Company amounted to $2,031,161 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amounts due to and from this affiliate were $199,408 and $719,333, respectively. The net amount due from this affiliate was $519,925 and is included in accounts receivable on the Statement of Financial Condition.

The Company provides support for an overseas affiliate that operates trading platforms for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $57,805,358 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amounts due to and from this affiliate were $10,569,514 and $1,650,082, respectively. The net amount due to this affiliate was $8,919,432 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

An affiliate provides the Company with market data services. The Company also provides IT services and related infrastructure support to this affiliate. The net costs charged to the Company by this affiliate amounted to $444,162 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amounts due to and from this affiliate were $303,670 and $82,352, respectively. The net amount due to this affiliate was $221,318 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $631,023 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2022. As of December 31, 2022, the amount due to this affiliate was $48,928 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company allocates charges for allocated resources to affiliates in Singapore and the Netherlands. As of December 31, 2022, the amounts due to and from the affiliate in Singapore were $1,109 and $13,548, respectively. The net amount due from the affiliate in Singapore was $12,439 and is included in accounts receivable on the Statement of Financial Condition. As of December 31, 2022, the amounts due to and from the affiliate in the Netherlands were $32,736 and $1,412, respectively. The net amount due to the affiliate in the Netherlands was $31,324 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

An overseas affiliate serves as a counterparty for certain matched principal trades where the Company also serves as a counterparty to both the buyer and the seller. The Company had securities failed-to-deliver and securities failed-to-receive balances with this affiliate as of December 31, 2022. The net securities failed-to-deliver balance with this affiliate was $41,950,811 and is included within receivables from broker-dealers, clearing organizations and customers on the Statement of Financial Condition.

10. Stock-based Compensation Plans

Certain of the Company's employees participate in the Parent's stock incentive plan, which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, or other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the long-term success of the Parent. Stock compensation expense related to restricted stock units, performance stock units and stock options was $13,382,449 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

The weighted-average fair value for options granted during 2022 was $104.96. The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2022:

Expected life (years)	5.0
Risk-free interest rate	1.5%
Expected volatility	32.6%
Expected dividend yield	0.7%

The following table reports stock option activity for the year ended December 31, 2022 and the intrinsic value as of December 31, 2022:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at December 31, 2021	25,007	281.13		
Granted	9,119	364.58		
Canceled	(1,646)	421.08		
Exercised	(4,243)	158.42		
Outstanding at December 31, 2022	28,237	318.36	2.9	1,053,515
Exercisable at December 31, 2022	15,600	249.39	1.7	1,053,515

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2022 of $278.89 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2022, there was $845,998 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Service-Based Restricted Stock and Restricted Stock Unit Awards

The Company's annual compensation program includes share-based compensation awards as a component of certain employees' total compensation. These awards are generally subject to annual vesting requirements over a three-year period beginning at the date of grant, which occurs in the first quarter of each year. Accordingly, the expense is generally amortized over the stated vesting period. In addition, the Parent grants shared-based compensation awards to certain of the Company's employees in conjunction with certain new hires and for retention purposes. These awards generally vest over a three-year period and expense is recognized over the requisite service period.

Performance Equity Awards

The Parent grants performance equity awards to certain executives and senior managers of the firm as a component of their total compensation and in conjunction with new hires and for retention purposes. Annual performance equity awards generally vest over a three-year period and contain both performance- and service-based elements. The Parent has also granted awards with a five-year vesting period with performance- and service-based elements.

In January 2020 and 2021, annual performance equity awards were granted with three-year performance periods, whereby the final amount that vests will be determined based on the level of achievement by the Parent of certain predetermined metrics, including pre-tax adjusted operating margin and market share for the following three fiscal years, including the year of grant. The final awarded pay-out for the awards granted in 2020 was certified at 98.7% in January 2023. The final awarded pay-out for the awards granted in 2021 will range from zero to 200%. Subject to the grantee's continued service, any performance equity awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance shares is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In January 2022, annual performance equity awards were granted with three-year performance periods, whereby the final amount that vests will be determined based on the level of achievement by the Parent of certain predetermined metrics, including pre-tax adjusted operating margin, U.S. credit market share, and revenue growth excluding U.S. credit for the following three fiscal years, including the year of grant. The final awarded pay-out for the awards granted in 2022 will range from zero to 200%. Subject to the grantee's continued service, any performance equity awarded to a participant will vest on the three-year anniversary of the grant date. Compensation expense for the three-year performance shares is measured at the grant date and expensed over the requisite service period with performance target achievement assessed at the end of each reporting period.

In March 2022, the new Chief Information Officer received a performance equity award of 3,986 target shares. The award is substantially similar to the annual bonus performance equity awards granted in January 2022. The award will fully vest on March 1, 2025 after certification of the performance criteria, subject to continued employment by the Chief Information Officer through such date.

The following table reports the Company's performance payout estimates for three-year performance period awards at December 31, 2022, as well as the target and maximum share payouts for each award date granted:

Award Date	2022 Estimate	Target	Maximum
January 15, 2020	2,414	2,491	3,737
January 15, 2021	2,881	4,000	8,000
January 31, 2022	4,688	5,421	10,842
March 1, 2022	3,447	3,986	7,972

The following table reports restricted stock unit and performance stock unit activity during the year ended December 31, 2022:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	50,112	$ 407.67
Transfer of employees from affiliate	19	
Granted	47,012	
Forfeited	(6,375)	
Vested	(25,156)	
Outstanding at December 31, 2022	65,612	$ 379.37

As of December 31, 2022, there was $18,150,198 of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

The Parent previously maintained the MarketAxess Holdings Inc. 2015 Employee Stock Purchase Plan (the "Prior ESPP"), a non-qualified employee stock purchase plan for non-executive employees. Under the plan, participants were granted the right to purchase shares of the Parent's common stock based on the fair market value on the last day of the six-month offering period. On the purchase date, the Parent granted to the participants a number of restricted stock units equal to 20% of the aggregate shares purchased by the participant. These matching restricted stock units vested over a one-year period. The Parent issued 483 matching restricted stock units in connection with the plan for the year ended December 31, 2022. In January 2022, the Parent's Compensation & Talent Committee terminated the Prior ESPP with an effective date of February 28, 2022.

In June 2022, the Parent's stockholders approved the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (the "ESPP") pursuant to which a total of 121,221 shares of the Parent's common stock will be made available for purchase by employees. The ESPP is intended to qualify as an "employee stock purchase plan" meeting the requirements of Section 423 of the Internal Revenue Code. The ESPP was adopted by the Parent's Board of Directors in April 2022 and approved by the Parent's stockholders in June 2022. The ESPP has a series of six-month offering periods, with a new offering period beginning on the first trading day on or after February 16 and August 16 of each year. Subject to certain limitations, employees may contribute up to $2,000 of such employee's total eligible compensation per month towards the purchase of common stock via payroll deductions. Purchase dates occur on the first trading day on or after February 15 and August 15 of each year and shares are purchased at a 15% discount off the lesser of: (i) the fair market value per share on the first day of each offering period; and (ii) the fair market value per share on the purchase date, but in no event less than par value. The first offering period under the ESPP began on August 16, 2022.

MarketAxess Corporation
Notes to Financial Statements
(Continued)

11. Borrowings, Commitments and Contingencies

Collateralized Agreement

In connection with its self-clearing operations, the Company has entered into an agreement (the "Collateralized Agreement") with its settlement bank to provide loans to the subsidiary in amounts up to an aggregate of $200,000,000 on an uncommitted basis. Borrowings under the Collateralized Agreement are collateralized by securities pledged by the Company to the settlement bank, subject to applicable haircuts and concentration limits. Borrowings under the Collateralized Agreement will bear interest at a base rate per annum equal to the higher of the upper range of the Federal Funds Rate, 0.25% or one-month Secured Overnight Financing Rate ("SOFR"), plus 1.00%. The Company did not incur any interest expense on borrowings under the Collateralized Agreement during the year ended December 31, 2022. As of December 31, 2022, the Company had no borrowings outstanding and $200,000,000 in available borrowing capacity under the Collateralized Agreement.

Short-term Financing

Under an arrangement with its settlement bank, the Company may receive overnight financing in the form of bank overdrafts. The Company incurred interest expense on such overnight financing of $48,794 during the year ended December 31, 2022. As of December 31, 2022, the Company had no overdrafts payable outstanding.

12. Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full-time employees of the Company. The Company made $3,767,247 in matching contributions to the 401(k) Plan for the year ended December 31, 2022.

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2022, the fair value of the mutual fund investments and deferred compensation obligation was $4,038,869. Changes in the fair value of securities held in the rabbi trust are recognized as trading gains and losses and included in other revenues and offsetting increases or decreases in the deferred compensation obligation are recorded in employee compensation and benefits. For the year ended December 31, 2022, the trading losses were $1,063,457 with the offsetting impact included in employee compensation and benefits.

13. Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents together with restricted or segregated cash as reported within the Statement of Financial Condition to the sum of the same such amounts shown in the Statement of Cash Flows as of December 31, 2022:

	Statement of Financial Condition Location	
Cash and cash equivalents	Cash and cash equivalents	$ 176,517,045
Cash segregated for regulatory purposes	Cash segregated under federal regulations	50,947,193
Deposits with clearing organizations and broker-dealers	Receivables from broker-dealers, clearing organizations and customers	61,396,567
Other deposits	Prepaid expenses and other assets	108,000
Total		$ 288,968,805

14. Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition through March 1, 2023, and determined that there were no additional material events or transactions that would require recognition or disclosure in these Financial Statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2022   **Supplementary Schedule I**

Net Capital

Total shareholder's equity	$	605,036,714

Deductions

Nonallowable assets		
Mutual funds held in rabbi trust, at fair value		4,038,869
Accounts receivable, net		29,541,273
Goodwill		87,875,622
Intangible assets, net		43,609,333
Equipment and software development costs, net		61,325,238
Prepaid expenses and other assets		27,658,116
Aged fail-to-deliver		18,480,550
Other deductions and charges		13,306,329
Net Capital before haircuts on securities positions		319,201,384
Haircuts on securities		(1,329,956)
Net capital		**317,871,428**
Required net capital		3,723,291
Excess net capital	$	**314,148,137**

Net capital in excess of the greater of:		
5% of aggregate debits or 120% of min net capital req	$	**308,563,200**

There are no material differences between the calculation above and the Company's unaudited FOCUS
Report as of December 31, 2022 as filed on January 26, 2023.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation for Determination of Reserve Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022		Supplementary Schedule II
Free credit balances and other credit balances in customers' security accounts	$	48,566,805
Customers' securities failed to receive		151,580,014
Total credits		**200,146,819**
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		122,859,536
Failed to deliver of customers' securities not older than 30 calendar days.		63,305,032
Aggregate debits		186,164,568
Less 3%		(5,584,937)
Total debits		**180,579,631**
Excess of total credits over debits	$	**19,567,188**
Amount held in reserve bank account	$	50,947,193

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2022 as filed on January 26, 2023.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022   Supplementary Schedule III

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control for which   **NONE**
    instructions to reduce to possession or control had been issued but for which the required action was not taken by
    respondent within the time frames specified under Rule 15c3-3:

    A. Number of items   **NONE**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or   **NONE**
    control had not been issued, excluding items arising from "temporary lags which result from normal business
    operations" as permitted under Rule 15c3-3:

    A. Number of items   **NONE**